S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch SMXMF - OTC BB

NEWS RELEASE – No. 13-09

  October 2, 2009

FINAL PAYMENT COMPLETED TO ACQUIRE PROVIDENCIA MINE CONCESSIONS - INCA PROJECT, CHILE

SAMEX has completed the final option payment (US$35,477) under the “Araya Option” to acquire the Providencia Mine concessions situated within the greater INCA project area.  These concessions cover one of the stronger mineralized areas identified during phase I exploration at the INCA project including the Providencia copper breccia pipe, a swarm of sheeted veins, and other tourmalinized/silicified breccia bodies and pipes.  With this acquisition and its other land holdings, SAMEX holds what it considers to be the most prospective and strategic concessions within the INCA project area.

Final option payments have not been made on three other options to acquire concessions at INCA (US$1,038,500 re Minera Porvenir Option; US$80,000 re Parra Option; and US$150,000 re Rojas Option).  The Company has determined that, in light of economic and copper market conditions, exploration results to date on these concessions and other factors, these expenditures are not justified at this time.

Efforts to joint-venture or sell the INCA area copper project will continue as the Company maintains its focus on exploration at the Los Zorros Gold Property and other precious metal properties within the region.

“Jeffrey Dahl”

President

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.